News Release

2003 Fourth Quarter and Year End Results

Vancouver, March 25, 2004 - Bema Gold Corporation (TSX, AMEX – BGO, AIM – BAU) reports the results from its operations for the fourth quarter and year ended December 31, 2003. All dollar figures are in United States dollars unless otherwise indicated.

2003 Highlights

     Increased annual production by 113% to over 250,000 ounces of gold
     Increased revenue by 139% to $86.8 million
     Reduced project debt by $19.2 million
     Continued to strengthen balance sheet by raising $58.7 million
     Exceeded production budget and reduced operating costs at Julietta Mine, Russia
     Completed plant expansion at Petrex Mines, South Africa
     Announced plans to recommence gold mining at Refugio Mine, Chile
     Completed successful phase one drill program at Kupol gold and silver property, Russia

Gold Revenue

Gold revenue in 2003 totaled $86.8 million on sales of 245,523 ounces at an average realized price of $354 per ounce. The Julietta Mine accounted for $39.5 million from the sale of 116,066 ounces of gold at an average price of $340 per ounce while $47.3 million was contributed by the Petrex Mines from 129,457 ounces of gold sold at an average price of $366 per ounce. Gold revenue and production increased by 139% and 113%, respectively, in 2003 due to the Company’s acquisition of the Petrex Mines in February 2003.

Gold revenue in 2002 totaled $36.3 million on sales of 117,583 ounces at an average realized price of $308 per ounce, of which $33.4 million was contributed by the Julietta Mine from 107,602 ounces sold at an average price at $310 per ounce.

Gold revenue for the fourth quarter was $26.7 million on sales of 69,545 ounces at an average realized price of $384 per ounce. Julietta contributed $11.8 million from the sale of 31,819 ounces at an average price of $372 per ounce and Petrex accounted for $14.9 million from the sale of 37,726 ounces at an average price of $394 per ounce.

Financial Results

Bema’s net loss for the year ended December 31, 2003 was $30.6 million or $0.09 per share compared to a loss of $3.3 million or $0.02 per share in 2002. The loss in 2003 was mainly due to the higher operating costs incurred at the Company’s Petrex Mines in South Africa (see “Petrex Mines” section) and a non-cash mark-to-market unrealized derivative loss of $7.5 million on all of the Company’s outstanding gold option and forward contracts (see “Change in Derivative Reporting” section). Despite the increased net loss for the year, cash flow from operations was $8.1 million in 2003 compared to $10.3 million for the same period last year.

The Company reported a net loss of $21.5 million (0.06 per share) during the fourth quarter of 2003 compared to a net loss of $2.0 million (0.01 per share) in the same period of 2002. The loss for the quarter resulted mainly from an unrealized loss of $13.4 million from a mark to market adjustment of the Company’s derivative instruments as the spot price per ounce gold increased from $388 at September 30, 2003 to $416 at the year end.

Operations

Bema’s consolidated gold production for the year increased by 113% to 250,315 ounces compared to 2002 production of 117,319 ounces. Operating cash cost and total cash cost were $262 and $279 per ounce of gold produced, respectively. However, the Company realized a cash gain of $4.9 million from the exercise of South African rand denominated gold put options in 2003 and if applied to Bema’s total operating cost, this cash gain would result in a reduction of approximately $20 per ounce for a net total cash cost of $259 per ounce.

Julietta Mine, Russia (Bema 79%)

In 2003 Julietta produced 118,145 ounces of gold exceeding budget by approximately 1,800 ounces at an operating cash cost of $111 per ounce (budget $110) and a total cash cost of $148 per ounce (budget $155). In 2002, Julietta produced a total of 108,844 ounces of gold at an operating cash cost of $119 per ounce and a total cash cost of $159 per ounce. Gold production at the Julietta Mine improved by 8.5% or 9,300 ounces and operating cash cost decreased by 7% compared to 2002.

The Julietta Mine produced 30,519 ounces in the fourth quarter at an operating cash cost of $123 per ounce and a total cash cost of $156 per ounce. In the fourth quarter of 2002, Julietta produced a total of 25,079 ounces of gold at an operating cash cost of $129 per ounce and a total cash cost of $177 per ounce. Gold production at the Julietta Mine improved by 22% or 5,440 ounces and operating cash cost decreased by 5% compared to the fourth quarter 2002.

Petrex Mines, South Africa (Bema 100%)

Petrex produced 132,170 ounces of gold from the date of acquisition, February 14th 2003 to December 31st 2003, at a total cash cost of $397 per ounce based on a conversion rate of 7.35 South African rand to one United States dollar (USD). Adjusting for the rand gold put option gains would reduce the total cash cost to $360 per ounce.

Total cash cost was $100 higher than budget mainly due to the strength of the rand in 2003. Bema budgeted 10 rand to 1 USD for the year while the rand averaged 7.35 to 1. Total cash cost was also affected by a delay in the scheduled ramp up of ore production from the open pit operations.

Petrex produced 38,436 ounces of gold during the fourth quarter ending December 31st 2003, at total cash cost of $449 per ounce. Adjusting for the rand gold put option gains would reduce the total cash cost to $395 per ounce.

Bema successfully expanded the mill facilities at Petrex in 2003. Subsequently, the mill has demonstrated the ability to process ore in excess of the budgeted 190,000 tonnes per month. Recoveries have also improved during the fourth quarter, however the grade of open pit ore delivered to the mill has been below expectations and has resulted in higher than forecast cash costs for the year.

Refugio Mine, Chile (Bema 50%)

Bema and joint venture partner Kinross Gold Corporation plan to recommence gold mining operations at the Refugio Mine in late 2004. A 56,000 metre drill program in 2003 was successful in expanding reserves to justify a greater than 25% expansion of daily throughput compared to historic production levels. The new proven and probable reserves based on a gold price of $350 per ounce, are 124 million tonnes at a grade of 0.86 grams of gold per tonne for 3.4 million ounces of gold (100%). Refugio will recommence production at 40,000 tonnes per day with annual gold production ranging between 225,000 and 260,000 ounces at a total cash cost averaging approximately $225 per ounce over a ten year mine life. Initial capital costs, on a 100% basis, for the expanded project are estimated at approximately $100 million.

The joint venture has commenced construction activities for the restart of operations which include the acquisition of a mining fleet, installation of electrical power lines to the site, upgrading the crushing facilities to 40,000 tonnes per day, and other support facilities. M3 Engineering and Technology Corp. have been selected as the general contractor for this work.

Kupol Deposit, Russia (Bema 75%)

Bema recently announced a preliminary Indicated Mineral Resource at Kupol of 2.5 million tonnes containing 1.8 million ounces of gold and 19 million ounces of silver at an average grade of 22.3 grams per tonne (g/t) gold and 232 g/t silver and an additional 7.1 million tonnes containing 4.2 million ounces of gold and 55.9 million ounces of silver at an average grade of 18.4 g/t gold and 243 g/t silver in the Inferred category. This resource estimate confirms that the Kupol vein system hosts a large, high grade gold and silver deposit. Bema has estimated the preliminary Mineral Resource based on 21,860 metres of drilling in 2003. Significant gold mineralization has been intercepted over 3.1 kilometres of drilled strike length and, from surface, to a depth of at least 300 metres. Mineralization remains open to the north, south and at depth.

An infill and exploration program comprising 57,000 meters of diamond drilling with 7 drills will commence in late May. Infill drilling will begin at Big Bend while exploration drilling will include deep drilling at Big Bend, the North Zone Extension and step out drilling to the north. Furthermore, Bema is currently procuring equipment and supplies for the Kupol project in preparation for the 2004 exploration and development program. The program will include construction of a runway for fixed wing aircraft, earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work, and procurement of equipment for 2005 construction. Management believes that the ultimate target at Kupol is up to, or in excess of, 16 million tonnes with similar gold and silver grades to those stated in the preliminary mineral resource.**

Cerro Casale, Chile (Bema 24%)

Placer Dome is continuing to update the feasibility study and has initiated discussions with lenders regarding potential financing for the Cerro Casale gold and copper development project in northern Chile. Cerro Casale is owned by Compania Minera Casale (“CMC”), a Chilean contractual mining company owned indirectly by Placer Dome Inc. (51%) Bema (24%) and Arizona Star Resource Corp. (25%).

Placer Dome Technical Services Limited completed a feasibility study at Cerro Casale in January 2000 which estimated a measured and indicated mineral resources of approximately 23 million ounces of gold and 6 billion pounds of copper making it one of the world’s largest undeveloped gold and copper deposits. The feasibility study contemplated a large-scale open pit gold and copper mine assuming certain parameters, including a life-of -mine gold price of $350 per ounce and a copper price of $0.95 per pound. According to the feasibility study, Cerro Casale could produce 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. Cash production costs are estimated to be less than $100 per ounce of gold with total costs estimated at $203 per ounce of gold (assuming credits for copper at $0.95 per pound). Upon making a positive production decision, Placer Dome is required to arrange up to $1.3 billion of project financing and commence construction of the mine.

**The potential quantity and grade is conceptual in nature and there has been insufficient exploration to define this target at this time and it is uncertain that further exploration will result in further discoveries on the property. The target referred to is based on follow up to currently untested, known strike length and down dip potential.

Monument Bay, Manitoba (Bema 70%)

Based on exploration work to date, Bema has identified a high-grade inferred resource of 418,000 ounces of gold with an average grade of 20.4 grams per tonne gold at the Monument Bay project located in North Eastern Manitoba. In January of 2004 Bema commenced a 15,000- 20,000 metre drill program at Monument Bay using three drill rigs. The program will test the main area of mineralization where the bulk of the inferred resource is contained.

Liquidity and Capital Resources

The Company’s working capital at the year-end was $19.9 million (2002 - $17.5 million) which included $30.8 million (2002 - $16.7 million) in cash and cash equivalents. The increase in cash was due primarily to a private placement financing in the third quarter of 2003 for CDN$69 million. During the year the Company made scheduled debt payments to the Julietta project loan of $11.2 million reducing the debt to $18.3 million. A further $8.0 million in scheduled debt payments were made on the Petrex project loan, reducing the debt to $27 million. Subsequent to the year end Bema completed an offering of $70 million senior unsecured convertible notes due in February 2011. The seven year Convertible Notes were launched with a coupon rate of 3.25% per annum and a 37.5% premium (US$4.66 per share) to Bema’s weighted average share price on February 11, 2004.

Petrex Mines is currently in discussions with the lenders in regards to a waiver for all of 2004, on certain covenants that Petrex was not in compliance with at the year-end. Discussions are proceeding well and the Company expects to obtain the required waiver shortly. However, should an agreement not be reached, then the balance sheet as of December 31, 2003 will have to be amended to reflect as a current liability the Petrex non-recourse project debt of $21.5 million and the working capital facility of $7.7 currently disclosed as long-term debt.

Gold forward and Option Contracts

The Company was required by the lenders of the Julietta and Petrex project loan facilities to enter into the majority of the following gold hedge contracts over the loan life period in order to cover the value of the mine’s future operating and debt service costs.

	2004	2005	2006	2007 -2012

Forward contracts (ounces)	61,050	60,175	–	–
Average price per ounce	$316	$329	–	–

Dollar denominated -
Put options purchased (ounces)
	32,086	26,364	23,790	59,988
Average price per ounce	$289	$290	$290	$290

Rand (“ZAR”) denominated -
Put options purchased (ounces)
	146,244	136,806	125,316	225,888
Average price per ounce	ZAR 3,050	ZAR 3,100	ZAR 3,150	ZAR 3,225

Call options sold (ounces)	12,500	–	–	–
Average price per ounce	$484	–	–	–

Contingent forwards sold (maximum)
$320 strike price (ounces)	20,000	10,000	–	–
$350 strike price (ounces)	33,000	34,500	36,000	168,000

In 2003 the mark to market unrealized loss was $7.5 million. For the fourth quarter the unrealized mark to market loss was $13.4 million.

Change in Derivative Reporting

In the third quarter of 2003, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) effective January 1, 2003, on a prospective basis. Under the new guideline, a company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to qualify for hedge accounting. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations. Although some of Bema’s derivative financial instruments would qualify for hedge accounting, most would not under the stringent guidelines of AcG 13. However, Management’s opinion is that most of these contracts will be effective in mitigating the Company’s exposure to commodity price, interest rate and foreign currency fluctuations.

In order to provide more transparency and consistency in the manner in which hedging transactions are reported, the Company shall mark-to-market, and reflect in its operating results, all of its derivative financial instruments rather than only the derivatives that do not qualify for hedge accounting. As a result, effective January 1, 2003, the Company re-designated all its forward and option contracts, and interest rate protection contracts as trading activities, with changes in fair market value of the contracts being recorded as unrealized gains and losses in the statement of operations. In addition, realized gains and losses arising on maturity of these derivative contracts are also now disclosed separately in the statement of operations and no longer included in gold revenue. Prior to January 1, 2003, the Company had accounted for its forward and option contracts using hedge accounting, whereby gains and losses on forward and option contracts are deferred and recognized in gold sales revenue when the related designated production is sold.

Outlook

Management is focused on optimizing production, continued production growth and exploration for 2004. Bema is expecting to fully repay the Julietta Mine project loan during 2004 and will use part of the proceeds of the recent convertible note issue to fund the recommencement of production at the Refugio Mine. By the end of 2004 Bema plans to be debt free at two of its three producing gold mines. The Company’s goal is to continue to increase annual gold production to over 1,000,000 ounces from the further development of existing assets.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2001, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended December 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Fourth Quarter		Twelve Months
	2003	2002	2003	2002
		(Restated)		(Restated)

GOLD REVENUE	$26,716	$8,490	$86,817	$36,286

EXPENSES
Operating costs	22,292	4,591	69,110	18,519
Depreciation and depletion	5,614	3,399	17,909	12,476
Write-down of inventory	342	-	342	-
Other	337	(357)	2,381	367
	28,585	7,633	89,742	31,362

OPERATING EARNINGS (LOSS) - BEFORE
ARBITRATION SETTLEMENT	(1,869)	857	(2,925)	4,924

Arbitration settlement	-	-	-	4,169
OPERATING EARNINGS (LOSS) - AFTER
ARBITRATION SETTLEMENT	(1,869)	857	(2,925)	9,093

OTHER EXPENSES (INCOME)
General and administrative	1,437	1,037	7,125	3,821
Interest on long-term debt	1,025	831	4,298	4,089
Amortization of deferred financing costs	427	427	1,707	2,836
General exploration	137	37	340	284
Stock based compensation	1,188	-	3,147	-
Foreign exchange (gains) losses	(829)	(29)	(1,747)	780
Other	476	445	524	1,512
	3,861	2,748	15,394	13,322

LOSS BEFORE TAXES AND OTHER ITEMS	(5,730)	(1,891)	(18,319)	(4,229)

Realized derivative gains	172	-	2,362	-
Unrealized derivative losses	(13,494)	-	(7,481)	-
Equity in losses of associated companies	(41)	(8)	(94)	(424)
Investment gains (losses)	54	12	(45)	1,957
Write-down of mineral property	(720)	-	(720)	-

LOSS BEFORE INCOME TAXES	(19,759)	(1,887)	(24,297)	(2,696)

Current income tax	(4,215)	(148)	(5,024)	(561)
Future income tax (expense) benefit	2,488	-	(1,255)	-

LOSS FOR THE PERIOD	$(21,486)	$(2,035)	$(30,576)	$(3,257)

LOSS PER COMMON SHARE
- basic and diluted	$(0.061)	$(0.008)	$(0.095)	$(0.015)

Weighted average number of common shares
outstanding (in thousands)	352,851	246,017	323,475	220,384

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended December 31
(Unaudited)
(in thousands of United States dollars)

	Fourth Quarter		Twelve Months
	2003	2002	2003	2002
		(Restated)		(Restated)
OPERATING ACTIVITIES
Loss for the period	$(21,486)	$(2,035)	$(30,576)	$(3,257)
Non-cash charges (credits)
Depreciation and depletion	5,614	3,399	17,909	12,476
Amortization of deferred financing costs	427	427	1,707	2,836
Equity in losses of associated companies	41	8	94	424
Derivative instruments	14,169	759	10,565	942
Investment losses (gains)	(54)	(12)	45	(1,957)
Write-down of mineral property	720	-	720	-
Write-down of inventory	342	-	342	-
Foreign exchange	1,040	(501)	548	96
Stock-based compensation	1,188	-	3,147	-
Future income tax expense (benefit)	(2,488)	-	1,255	-
Other	(368)	219	743	1,529
Change in non-cash working capital	(1,145)	(827)	1,629	(2,760)
	(2,000)	1,437	8,128	10,329

FINANCING ACTIVITIES
Common shares issued, net of issue costs	3,037	11,909	58,714	35,872
Subsidiary shares issued	-	1,540	-	1,540
Julietta project loans and overrun facility	-	-	(11,167)	(5,583)
Petrex project loan repayments	(1,500)	-	(8,000)	-
Refugio loans repayments	-	(2,000)	-	(6,000)
Other	(218)	(912)	(450)	(1,345)
	1,319	10,537	39,097	24,484

INVESTING ACTIVITIES
Petrex Mines	(1,923)	-	(7,593)	-
Julietta Mine	(1,655)	(1,278)	(3,813)	(2,519)
Refugio exploration and development	(447)	(446)	(2,981)	(446)
Julietta development and construction	-	(369)	-	(2,435)
Kupol exploration and development	(27,996)	(8,315)	(35,920)	(8,684)
Acquisition, exploration and development	(1,034)	(768)	(6,275)	(2,145)
Arbitration settlement	-	-	-	5,512
Acquisition of EAGC Ventures Corp., net cash
acquired	-	-	6,742	-
Sale/ (purchase) of EAGC special warrants	-	(10,000)	16,935	(10,000)
Other	(609)	(2,008)	(977)	(1,475)
	(33,664)	(23,184)	(33,882)	(22,192)

Effect of exchange rate changes on cash
and cash equivalents	78	501	772	(96)

Increase (decrease) in cash and cash equivalents
	(34,267)	(10,709)	14,115	12,525

Cash and cash equivalents, beginning of period
	65,040	27,367	16,658	4,133
Cash and cash equivalents, end of period
	$30,773	$16,658	$30,773	$16,658

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	December	December
	31	31
	2003	2002
		(Restated)
ASSETS
Current
Cash and cash equivalents	$30,773	$16,658
Accounts receivable	5,754	2,278
Marketable securities	3,567	3,272
Inventories	14,932	9,519
Other	4,845	892
	59,871	32,619

Investments	2,706	12,664
Property, plant and equipment	290,822	148,906
Goodwill	27,344	-
Fair-value of derivatives	20,792	-
Deferred losses	3,965	-
Other assets	14,206	11,787
	$419,706	$205,976

LIABILITIES
Current
Accounts payable	$23,292	$3,979
Current portion of long-term debt	16,666	11,167
	39,958	15,146

Fair-value of derivatives	48,382	-
Long-term debt	36,282	18,250
Future income tax liabilities	2,098	-
Asset retirement obligations	15,380	3,675
Other liabilities	3,465	2,754
Non-controlling interest	830	892
	146,395	40,717

SHAREHOLDERS' EQUITY
Capital stock	441,309	317,494
Share purchase warrants and stock options	14,814	-
Deficit	(182,812)	(152,235)
	273,311	165,259
	$419,706	$205,976

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton